BEAR CREEK MINING CORPORATION Formerly EVEOLUTION VENTURES INC. Suite 410, 625 Home Street Vancouver, B.C. CANADA
December 3, 2002

United States Securities and

Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	BEAR CREEK MINING CORPORATION formerly EVEOLUTION VENTURES INC. (the "Company") Amendment "DEL AM" to the Registration Statement Filed on Form SB-2 File No. 333-101511

Dear Sir or Madam:

This correspondence is being filed in connection with the above-referenced registration statement and applies to the above-referenced registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

We appreciate the cooperation and courtesies extended to us by the Staff. If you require any additional information, please contact our U.S. legal counsel, Robert Diercks, at (206) 447-8924.

Very truly yours, BEAR CREEK MINING CORPORATION Formerly EVEOLUTION VENTURES INC. /s/ Cheryl Wheeler --------------------------- Cheryl Wheeler, President and Chief Executive Officer

cc: Paul Visosky

Robert Diercks